EXHIBIT 12.1
SPECTRA ENERGY CORP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$1,304	$1,133	$1,033	$1,195	$1,076
Fixed charges	735	744	708	695	682
Distributed income of equity investees	646	348	324	516	408
Deduct:
Preference security dividend requirements of consolidated subsidiaries	23	26	27	27	25
Interest capitalized (b)	20	50	47	30	15
Total earnings (as defined for the Fixed Charges calculation)	$2,642	$2,149	$1,991	$2,349	$2,126
Fixed charges:
Interest on debt, including capitalized portions	$699	$707	$670	$656	$646
Estimate of interest within rental expense	13	11	11	12	11
Preference security dividend requirements of consolidated subsidiaries	23	26	27	27	25
Total fixed charges	$735	$744	$708	$695	$682
Ratio of earnings to fixed charges	3.6	2.9	2.8	3.4	3.1
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(a)	Excludes noncontrolling interests and income or loss from equity investees.

(b)	Excludes equity costs related to allowance for funds used during construction that are included in Other Income and Expenses, Net in the Consolidated Statements of Operations.